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             As filed with the Securities and Exchange Commission on May 6, 1998
                                                     Commission File No. 0-13563



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT

                                   Pursuant to

                               SECTION 14(d)(4) of

                       THE SECURITIES EXCHANGE ACT OF 1934



                      DAMSON/BIRTCHER REALTY INCOME FUND-II
                            (Name of Subject Company)


                      DAMSON/BIRTCHER REALTY INCOME FUND-II
                      (Name of Person(s) Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)


                              David Wohlberg, Esq.
                      Troy & Gould Professional Corporation
                       1801 Century Park East, Suite 1600
                          Los Angeles, California 90067
                                 (310) 553-4441
           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)


                                       1.
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ITEM 1.  SECURITY AND SUBJECT COMPANY

        This statement relates to the limited partnership interests ("Interests") of Damson/Birtcher Realty Income Fund II, a Delaware Limited Partnership (the "Partnership"), whose principal executive offices are located at 27611 La Paz Road, P.O. Box A-1, Laguna Niguel, California 92677-0100.


ITEM 2.  TENDER OFFER OF THE BIDDER

        This statement relates to a tender offer (the "Offer") by Grape Investors, LLC, a Delaware Limited Liability Company ("Grape Investors"), whose principal executive offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108.


ITEM 3.  IDENTITY AND BACKGROUND

        (a) This statement is being filed by the Partnership, whose business address is 27611 La Paz Road, Laguna Niguel, California 92656.

         (b) In March of 1997, the Partnership's limited partners consented to dissolve the Partnership and liquidate its remaining properties. Since that time, the Partnership has reviewed and considered certain possible transactions to accomplish the liquidation of its properties and the winding up of the Partnership. On April 30, 1998, the General Partner accepted an offer to purchase all of the Partnership's properties. The accepted offer anticipates closing in approximately 60-90 days, and is subject to certain customary contingencies, including due diligence review by the purchaser and negotiation of a definitive purchase and sale agreement. More details of the accepted offer are set forth in the letter to limited partners attached as an exhibit to this schedule and incorporated herein by reference. Limited partners who tender to Grape Investors will not receive any proceeds from the eventual sale and liquidation of the Partnership's properties or any distributions from operations pending completion of the liquidation.

        In its Schedule 14D-1 dated April 21, 1998 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission"), Grape Investors represents that it believes that there are a number of qualified purchasers that would purchase all of the Partnership's property in a single transaction. Grape Investors states in the Schedule 14D-1 that it intends to encourage the Partnership's general partner to pursue a potential sale of the Partnership's properties in a "controlled auction." Grape Investors does not state in the
Schedule 14D-1 whether it believes an auction would result in the optimal sales price, but the Schedule 14D-1 notes that, in Grape Investor's view, the purchase price offered by Grape Investors "could differ significantly from the net proceeds that would be realized from a current sale of the Properties owned by the Partnership or from that which may be realized upon future liquidation of the Partnership."

         The Partnership believes that Grape Investors' intention that the Partnership auction the properties conflicts with the Partnership's obligations under the accepted offer to purchase all of the Partnership's properties and its ongoing attempts to sell and liquidate the Partnership's properties.

         Grape Investors also states in the Schedule 14D-1 that "if the General Partner does not pursue these options" Grape Investors is considering actions which may include assembling a group of 10 percent of the Limited Partners in order to call a meeting of the Limited Partners to replace the Partnership's general partner in order to pursue a controlled auction of the Partnership's properties.


                                       2.

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        Other than with respect to the advisability of immediately auctioning the Partnership's properties as a portfolio and any possible future attempt by Grape Investors to remove the Partnership's general partner, the Partnership also is not aware of any actual or potential conflict between Grape Investors and the Partnership's general partner or its other affiliates.

        There is no material contract, agreement, arrangement or understanding between the Partnership and Grape Investors.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

        (a) The Partnership recommends that limited partners reject the Offer.

        (b) The Partnership's recommendation that limited partners reject the Offer is based on the factors set forth in the letter to limited partners attached as an exhibit to this Schedule and incorporated herein by reference.


ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

        The Partnership has retained EquiNet Fund Administrators, Inc. of Dallas, Texas, to provide investor relations services to the Partnership. As part of its ongoing services, Equinet Fund Administrators, Inc. will be available to respond to inquiries about the Offer at (888) 387-5387. EquiNet Fund Administrators, Inc. will make no solicitation or recommendation with respect to the Offer and will not be specifically compensated for responding to inquiries relating to the Offer.


ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

        (a)    Not applicable.

        (b) Certain family members of the partners of the Partnership's general partner own Interests representing less than 1% of all outstanding Interests. To the Partnership's knowledge, these individuals currently intend to hold their Interests and to not tender them in response to the Offer.


ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

        (a) There is no negotiation undertaken or underway by the Partnership's general partner or the Partnership in response to the Offer.

        (b) See the information in Item 3(b) of this Schedule regarding the possible sale and liquidation of the Partnership's properties currently underway, which information is incorporated herein by reference.


                                       3.

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ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

        (a)    Not applicable.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

        (a) 99.1 Letter dated May 6, 1998 to the limited partners of the Partnership.

        (b) Not applicable.

        (c) Not applicable.


                                       4.

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        Signature, After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        DAMSON/BIRTCHER REALTY INCOME FUND II,
        a Delaware limited partnership

        By:    BIRTCHER/LIQUIDITY PROPERTIES
               General Partner
               Damson/Birtcher Realty Income Fund II

               By:    BIRTCHER INVESTORS,
                      a California general partnership

                      By:    BIRTCHER INVESTMENTS,
                             a California general partnership,
                             General Partner of Birtcher Partners

                             By:    BIRTCHER LIMITED,
                                    a California limited partnership,
                                    General Partner of Birtcher Investments

                                    By:     BREICORP,
                                            a California corporation,
                                            formerly known as Birtcher Real
                                            Estate Inc., General Partner of
                                            Birtcher Limited

                                            By:    /s/ Robert M. Anderson
                                                   -----------------------------
                                                   Robert M. Anderson
                                                   Executive Director
                                                   BREICORP

                                            Date:  May 6, 1998


               By:    LF Special Fund I, L.P.,
                      a California limited partnership

                      By:    Liquidity Fund Asset Management, Inc.,
                             a California corporation,
                             General Partner of LF Special Fund I, L.P.

                             By:    /s/ Brent R. Donaldson
                                    ------------------------------
                                    Brent R. Donaldson
                                    President
                                    Liquidity Fund Asset Management, Inc.

                             Date:  May 6, 1998


                                       5.